

January 8, 2015

<u>Via E-mail</u>
Paul A. Farr
Chief Executive Officer
Talen Energy Corporation
835 W. Hamilton Street
Allentown, PA 18101

> **Re:** **Talen Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 22, 2014**
> **File No. 333-199888**

Dear Mr. Farr:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Energy Supply</u>

<u>Unaudited Condensed Consolidated Financial Statements</u>

<u>Notes to Financial Statements, page F-85</u>

<u>1. Interim Financial Statements, page F-85</u>

1. We note your disclosure that during the nine months ended September 30, 2014, PPL Energy Supply recorded $17 million ($11 million after-tax) increases to "energy-related businesses" revenues related to prior periods and the error is not expected to be material to the full year results for 2014. In this regard, please address the following:

- Describe in greater detail the nature of the error and the impact on operating income and income from continuing operations after taxes for the interim period ended September 30, 2014.

- Explain how management determined the correction was not material to the estimated income for the 2014 full fiscal year and also its effect on the trend of earnings.

- Explain how you determined that the prior period correction was not material to any prior periods. In your response, please reference both the qualitative and quantitative assessment of materiality per SAB 99.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Donna Di Silvio, Staff Accountant, at (202) -551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director